Exhibit 2.1

December 2, 2008

Grey Wolf, Inc.
10370 Richmond Avenue, Suite 600
Houston, Texas 77042

Attention:	Thomas Richards Chairman and Chief Executive Officer

Dear Sirs:

We refer to the Agreement and Plan of Merger by and among Precision Drilling Trust, Grey Wolf, Inc., Precision Drilling Corporation and Precision Lobos Corporation dated August 24, 2008 (the “Agreement”). Words defined in the Agreement and used in this letter shall have the same meaning in given them in the Agreement.

As you are aware, and as noted in Precision’s Registration Statement on Form F-4 prepared in connection with the Merger, holders of Grey Wolf Common Stock are permitted to elect to receive either cash or Precision Trust Units in exchange for their shares of Grey Wolf Common Stock, with each share of Grey Wolf Common Stock being converted, at their option, into $9.02 in cash or 0.4225 of a Precision Trust Unit, subject to proration. We have agreed that the maximum amount of cash payable by Precision will be approximately $1.115 billion, and the maximum number of Precision Trust Units issuable by Precision will be approximately 42.0 million, taking into account all of the shares of Grey Wolf Common Stock issuable upon the conversion of Grey Wolf Convertible Notes and the exercise of Grey Wolf Options, which, together with the issued and outstanding Grey Wolf Common Stock, totals approximately 223 million fully-diluted shares of Grey Wolf Common Stock. These maximum amounts translate to $5.00 in cash and 0.1883 of a Precision Trust Unit for each share of Grey Wolf Common Stock.

We believe that the mechanics set forth in Section 2.6 of the Agreement do not properly reflect our agreement that the maximum cash consideration payable by Precision in connection with the Merger of approximately $1.115 billion is calculated on the basis of the approximately 223 million fully-diluted shares of Grey Wolf Common Stock or, more accurately, $5.00 per share of Grey Wolf Common Stock. In order for the Agreement to correctly set forth our agreed upon proration of the merger consideration among the holders of Grey Wolf Common Stock, we propose that the following technical amendments be made to the Agreement:

1. Inserting the words “plus the number of Notes Shares” immediately after the words “Election Shares” in the second line of Section 2.6(a)(iv)(1).

2. Deleting the words “plus the number of the Notes Shares” in the second line of Section 2.6(a)(iv)(2)(B).

3. Deleting term “(1)” in the seventh line of Section 2.6(a)(iv)(2)(B).

4. Deleting the words “multiplied by (2) a fraction the numerator of which shall be the number of No Election Shares and the denominator of which shall be the number of No Election Shares plus the number of Notes Shares” beginning in the eighth line of Section 2.6(a)(iv)(2)(B).

In addition, in the event that the special meeting of Grey Wolf shareholders to approve the Agreement is held on December 23, 2008, the parties hereto agree to close the transactions contemplated by the Agreement on December 23, 2008.

By execution of this amendment, each of Precision, PDC, Lobos and Grey Wolf represents to the other that as of the date hereof, to the knowledge (as such term is defined in the Agreement) of such party the conditions to its obligations set forth in Sections 6.2 and 6.3, respectively, are satisfied, other than the expected subsequent delivery of tax opinions to be rendered at the Closing.

Please indicate your acceptance of the foregoing amendment of the Agreement by forwarding an executed copy of this letter to the attention of Kevin Neveu by fax at (403) 264-0251, whereupon this letter and its acceptance will constitute our amendment of the Agreement in the manner set forth above.

Thank you for your consideration.

Yours truly,

PRECISION DRILLING TRUST, by its agent,
Precision Drilling Corporation

Per:	/s/ Kevin A. Neveu
Kevin A. Neveu
Chief Executive Officer

PRECISION DRILLING CORPORATION

Per:	/s/ Kevin A. Neveu
Kevin A. Neveu
Chief Executive Officer

PRECISION LOBOS CORPORATION

Per:	/s/ Kenneth J. Haddad
Kenneth J. Haddad
President

Agreed to and accepted this 2nd day of December, 2008.

GREY WOLF, INC.

Per:	/s/ Thomas P. Richards
Thomas P. Richards
Chief Executive Officer